LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF

MASTERWORKS 001, LLC

This Limited Liability Company Operating Agreement (this “Agreement”) of Masterworks 001, LLC, a Delaware limited liability company (the “Company”), is executed this 8th day of June 2018, effective as of March 28, 2018, and is entered into by Masterworks Galley, LLC as its sole initial Member (the “Member”).

R E C I T A L S:

WHEREAS, the Company has heretofore been formed as a limited liability company under the Delaware Act (as defined below) pursuant to a Certificate of Formation filed with the Secretary of State of the State of Delaware on March 28, 2018.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member hereby agrees, as follows:

1.	The Company shall be a member-managed company for all purposes of the Chapter 18 of Subtitle II of Title 6 of the Delaware Code, referred to as the Delaware Limited Liability Company Act, as amended from time to time, and any successor thereto (the “Delaware Act”). The Company was formed on March 28, 2018 and shall continue its regular business activities until the Company is dissolved. The Company shall possess and may exercise all the powers and privileges granted by the Delaware Act or by any other law or by this Agreement, together with any powers incidental thereto, which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

2.	The name of the Company is “Masterworks 001, LLC.” All business of the Company shall be conducted under such name. The Member may elect to change the name of the Company at any time. The principal office of the Company shall be at a location as determined by the Member either within or outside of the United States.

3.	Upon the formation of the Company, the Member has been issued 16,015 membership interests of the Company represented by common shares, which constitute all of the membership interests of the Company, in exchange for a capital contribution to the Company in the amount of $100.

4.	At any time, the Member may appoint and replace individuals as officers or agents of the Company (“Officers”) with such titles as the Member may elect to act on behalf of the Company with such power and authority as the Member may delegate to such persons. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company’s business and the actions of the Officers taken in accordance with such powers shall bind the Company. Scott Lynn is hereby designated as the Chief Executive Officer and Secretary of the Company, to serve in such capacity until his earlier death, resignation or removal from office.

1

5.	The liability of each Member shall be limited as provided in the Delaware Act and as set forth in this Agreement. No Members, Officer or other person or entity who serves at the request of the Member on behalf of the Company as an officer, director, partner, member, stockholder or employee of any other person (each a “Protected Person”) shall be liable to the Company or the Member or any other Member for any action taken or omitted to be taken by it or by other person with respect to the Company, including any negligent act or failure to act, except in the case of a liability resulting from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of this Agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful).

6.	To the fullest extent permitted by law, the Company shall indemnify, hold harmless, protect and defend each Protected Person against any losses, claims, damages or liabilities, including reasonable legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person’s right to indemnification under this Agreement, and any amounts expended in respect of settlements of any claims approved by the Member, to which any Protected Person may become subject (i) by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of the Company; and (ii) by reason of the fact that it is or was acting in connection with the activities of the Company in any capacity or that it is or was serving at the request of the Company as a partner, shareholder, member, director, officer, employee, or agent of any person; unless, such Liability results from such Protected Person’s own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or intentional and material breach of this Agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful). The covenants and agreements set forth in Section 6 and this Section 7 shall survive the termination of the Company.

7.	Any provision of this Agreement may be amended or waived only by an instrument in writing executed by the Member.

8.	In case any provision in this Agreement shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired hereby. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

[Signatures appear on following page]

2

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

Masterworks Galley, LLC
Sole Member

Josh Goldstein
General Counsel

3